PLATINUM GROUP METALS LTD.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Shareholders of Platinum Group Metals Ltd. (the “Company”) will be held at the offices of the Company at 328 – 550 Burrard Street, Vancouver,  British Columbia, V6C 2B5, on Wednesday, the 10th day of January, 2007 at the hour of 2:00 p.m. (local time), for the following purposes:

1.

To receive the Annual Report;

2.

To receive the audited consolidated financial statements of the Company for the fiscal year ended August 31, 2006 (with comparative statements relating to the preceding fiscal year) together with the report of the auditors thereon;

3.

To elect directors;

4.

To appoint the auditors;

5.

To consider and, if thought fit, to pass an ordinary resolution approving amendments to the Company’s incentive stock option plan to convert such plan from a “fixed number” plan to a “rolling 10%” plan, as more particularly described in the accompanying information circular; and

6.

To transact such further or other business as may properly come before the meeting or any adjournment or adjournments thereof.

The Notice of the Meeting Date filed on SEDAR pursuant to National Instrument 54-101 indicated that the meeting would be an Annual and Special Meeting as Management was contemplating special business that would have required a special resolution.  However, Management has determined that no special business involving a special resolution is required and, accordingly, the meeting will only be an Annual General Meeting.

Accompanying this Notice is the Annual Report referred to in item 1 above, as well as the audited financial statements and notes thereto for the financial year ended August 31, 2006, a Management Information Circular, a form of proxy, an annual request form and an information reply card. The accompanying Management Information Circular provides information relating to the matters to be addressed at the meeting and is incorporated into this Notice.

Shareholders are entitled to vote at the Meeting either in person or by proxy in accordance with the procedures described in the Management Information Circular accompanying this Notice. Those who are unable to attend the meeting are requested to read, complete, sign and mail the enclosed form of proxy in accordance with the instructions set out in the proxy and in the Management Information Circular accompanying this Notice. Please advise the Company of any change in your mailing address.

DATED at Vancouver, British Columbia, this 27th day of November, 2006.

BY ORDER OF THE BOARD

(signed) “R. Michael Jones”

Chairman, President, Chief Executive Officer & Director